SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Net Revenue exceeded R$ 9 billion in 2006 and
EBITDA adjusted for earning losses came to R$ 3.8 billion
The after-effects of the accident to BF-3, in January 2006, were totally overcome and annual Net Income totaled R$ 1.2 billion

São Paulo, March 30, 2007: Companhia Siderúrgica Nacional CSN (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the fourth quarter of 2006 (4Q06), in accordance with Brazilian accounting principles and denominated in Reais. The comments presented herein refer to consolidated results and comparisons refer to the fourth quarter of 2005 (4Q05) unless otherwise stated. On December 31, the Real/Dollar exchange rate was R$ 2.138.

Main Highlights

  CSN posted Net Revenue of R$ 2.58 billion in the 4Q06, registering R$ 5.17 billion for the second half, up by 7% and 12% year-on-year, respectively. Annual net revenue exceeded R$ 9 billion.
  Annual EBITDA, adjusted for earnings losses due to business interruption, came to R$ 3.82 billion (approximately US$ 1.8 billion) accompanied by an EBITDA margin, similarly adjusted, of 42.3%, climbing back to end-of-2005 levels.
  The provisions for lost earnings, totaling R$ 730 million, are backed by the documents made available by our lead insurer. The Company estimates actual lost earnings at R$ 1.1 billion, an estimate with which our Independent Consultants are in agreement.
  Based on the Company’s total estimated adjustment, 2006 EBITDA would have reached approximately R$ 4.2 billion, with an EBITDA margin of 45%.
  Annual Net Income totaled approximately R$1.2 billion. When adjusted for total earnings losses estimated by the Company and its Independent Consultants, 2006 net income would have reached approximately R$ 1.5 billion.
	Total earnings losses effects
2006 (R$ bi)	With no adjustment	Adjusted by R$ 0.73 bi	Fully adjusted by R$ 1.1 bi
Net Income	0.7	1.2	1.5
EBITDA	3.2	3.8	4.2
EBITDA margin	35%	42%	45%
  These results are particularly important, given the accident to the structure adjacent to the main blast furnace (BF-3) on January 22, 2006, which is responsible for 70% of the Company’s steel output. CSN demonstrated exceptional operational resilience, taking immediate steps to acquire appropriate volumes of steel slabs in order to avoid any break in production and ensure delivery of end products to clients. At the same time, it immediately activated its pool of insurers, in order to guarantee compensation as quickly as possible, both for material damages and lost earnings, through the insurance policies duly taken out to cover just such a contingency.

On 12/31/2006:	Investor Relations Team

• Bovespa: CSNA3 R$ 64.50/share
• NYSE: SID US$ 29.94/ADR (1 ADR = 1 share)	- IR Officer: José Marcos Treiger - (11) 3049-7511
• Total shares = 272,067,946	- Manager: David Moise Salama - (11) 3049-7588
• Market Cap: R$ 17.5 billion / US$ 8.2 billion	- Specialist: Claudio Pontes - (11) 3049-7592
invrel@csn.com.br

"Our investors perceive that the present moment is one of solid results, but they are confident, above all, in the future of the Company and we will do everything possible to honor that confidence." (Benjamin Steinbruch - CEO)

1

  BF-3 returned to full capacity in the second half of the year. Although costs were significantly affected, especially due to the purchase of slabs from third parties, the Company’s results and margins underlined its ability to recover, even in such a challenging scenario as that of 2006.
  The Company’s average sales prices for the year were very close to 2005 levels (-3%). Average prices in the 4Q06 were 2% and 29% up on the domestic and export markets, respectively.
  In 2006, CSN’s domestic participation in the coated products market exceeded 53%, the same level recorded in 2005.
  As of November 2006, CSN was one of the bidders in the acquisition of the UK-based Corus Group, whose auction was completed in the 1Q07, aiming throughout this process to ensure the best rates of return for all its shareholders.
  Management did everything possible to emerge victorious, but without exceeding the pre-established debt and investment limits considered appropriate for the Company’s future. In 2007, the Company will sell its minority 3.8% stake in Corus.

Consolidated Highlights				Full Year
	4Q05	3Q06	4Q06	2005	2006
Crude Steel Production (thousand t)	1,355	1,259	1,307	5,201	3,499
Sales Volume (thousand t)	1,350	1,261	1,193	4,864	4,384
Domestic Market	598	794	732	2,875	2,818
Exports	752	466	462	1,989	1,567
Net Revenue per unit (R$/t)	1,581	1,805	1,856	1,827	1,771
Financial Data (RS MM)
Net Revenue	2,408	2,593	2,576	10,038	9,040
Gross Income	1,065	913	966	4,569	3,051
EBITDA	1,053	912	984	4,594	3,160
Adjusted EBITDA	1,053	1,142	809	4,594	3,823
Net Income	352	334	83	2,005	1,168
Net Debt (R$ MM)	4,699	6,239	6,659	4,699	6,659

Consolidated Highlights	4Q06 X 4Q05	4Q06 X 3Q06	2006 X 2005
	(Chg%)	(Chg%)	(Chg.%)
Crude Steel Production (thousand t)	-3.5%	3.9%	-32.7%
Sales Volume (thousand t)	-11.6%	-5.3%	-9.9%
Domestic Market	22.4%	-7.9%	-2.0%
Exports	-38.6%	-1.0%	-21.2%
Net Revenue per unit (R$/t)	17.4%	2.8%	-3.1%
Financial Data (RS MM)
Net Revenue	7.0%	-0.6%	-9.9%
Gross Income	-9.3%	5.8%	-33.2%
EBITDA	-6.6%	7.9%	-31.2%
Adjusted EBITDA	-23.2%	-29.2%	-16.8%
Net Income	-76.4%	-75.1%	-41.7%
Net Debt (R$ MM)	41.7%	6.7%	41.7%

Economic and Steel Scenario

Domestic Market

Brazil’s GDP recorded growth of 2.9% in 2006, less than the global average of 5.1% and also lower than the 6.5% average registered by the emerging countries.

The Brazilian flat steel market did exceptionally well in the 4Q06, with a 26.9% increase in sales volume over the same period the year before, mainly fueled by higher consumption in the Distribution and Construction sectors. The construction industry recorded growth of 54.3% and 10.2% over the 4Q05 and 3Q06, respectively.

In 2006 as a whole, Brazil’s flat steel sales moved up 7.3% over the previous year, led by the Automotive, Distribution, Home Appliance and OEM segments.

International Market

On the international front, the impact of economic growth in China and India, which once again recorded significant increases in production, affected, above all, the global steel market. In addition, the international steel market continued with its consolidation process, with expansion projects concentrated in the low-cost production regions, notably in the “BRIC” nations (Brazil, India, Russia and China).

Brazilian flat steel sales volume moved up 7.3% in 2006

2

The year was also marked by exceptionally volatile prices for metals with a direct effect on steel prices. Following a year of adjustments between supply and demand, which included localized production cut-backs, international steel product prices were subject to swings, peaking in mid-July, 2006. As of then, there was a series of gradual reductions, partially due to increased global output and partly to high inventories in certain consuming markets, such as the US.

The outlook for 2007 is still positive, given that the European and American markets have already demonstrated concerns over excess exports of Chinese products, with manifestations of possible control and protection measures. In addition, inventories may fall at a more accelerated pace in the 1Q07, opening the way for a new round of price increases, which may well become a global trend.

Production

In 2006, as a direct result of the accident to BF-3, annual crude and rolled steel production fell by 32.7% and 8.95%, respectively. The acquisition of slabs on the market offset the lower output of crude steel, ensuring proportionally higher deliveries of rolled products to clients. With the return to operations of BF-3, crude steel production in the 4Q06 was already back in line with 4Q05 levels.

Production						Full Year
(in thousand t)	4Q05	1Q06	2Q06	3Q06	4Q06	2005	2006
Crude Steel (Volta Redonda Steel Mill)	1,355	540	393	1,259	1,307	5,201	3,499
Purchased Slabs from Third Parties	-	88	529	276	65	-	957
Total Crude Steel	1,355	628	922	1,535	1,372	5,201	4,456
Rolled Products (UPV) *	1,256	751	815	1,359	1,173	4,570	4,098
Hot Coils Acquired from Market	-	-	-	31	32	-	63
Total Rolled Products	1,256	751	815	1,390	1,205	4,570	4,161

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

In the 4Q06, total production cost was R$ 1.3 billion, R$ 115 million (+9%) higher than the total production cost recorded in the 4Q05. This increase was basically due to the consumption of slabs and coils acquired from third parties, whose total period cost was R$ 93 million.

Annual production costs totaled R$ 4.8 billion, in line with the 2005 figure. There were, however, opposing factors among various lines, which ended up canceling each other out:

Cost increases

Increase of R$ 0.9 billion, from the consumption of slabs and coils acquired from third parties, and R$100 million from the upturn in international zinc prices;

Cost reductions

Reduction of R$ 472 million, due to lower coke prices and coke consumption. The cost of coke fell by more than 50% and the drop in consumption can be explained by the reduced output from BF-3.

Reduced consumption of other raw materials, such as coal (R$ 171 million), iron ore (R$ 30 million), tin (R$ 28 million), scrap metal (R$ 36 million) and others (R$ 28 million);

Finally, general manufacturing costs fell by around R$180 million, also associated with January’s accident; notably around R$ 90 million in electric power and fuel costs, and R$ 90 million in other expenses (maintenance and others).

Production costs totaled R$ 4.8 billion in 2006, in line with 2005

3

Sales

Total Sales Volume

Annual sales volume totaled 4.384 billion tonnes, 10% down on 2005.

Domestic Market

Domestic sales volume of 732 thousand tonnes in the 4Q06 fell 8% over the previous three months, primarily due to the lower number of business days in December. In year-on-year terms, however, the result was highly positive, with a 22% increase over the 4Q05.

Annual domestic sales volume (2.818 billion tonnes) remained in line with the previous year, justifying the Company’s strategy of prioritizing the Brazilian market in 2006, given the above-mentioned restrictions on production occasioned by the fact that the Company’s main blast furnace was inoperative throughout the first half.

Export Market

Exports of 462 thousand tonnes in 4Q06 remained stable over the previous quarter. However, in comparison with the 4Q05, they fell by a substantial 39%, due to the heating up of the domestic market and the Company’s strategy mentioned above. For the same reasons, annual export volume of 1.568 billion tonnes fell 21% over 2005.

Coated steel once again exceeded 53% of CSN’s product mix in 2006

4

Market Share and Product Mix

In the 4Q06, the Company recorded a 28% share of the domestic flat steel market (hot-rolled, cold-rolled and galvanized), very close to the 30% recorded in the previous quarter and an improvement over the 4Q05 figure of 24%.

For the year as a whole, it recorded an average market share of 27%, stable in comparison with the previous year.

As for the product mix, the Company once again exceeded a 53% market share of the coated products domestic market, the same level as in 2005.

Prices

In summary, prices began the year at slightly below their end-of-2005 levels. Domestic prices began to recover in the middle of the second quarter, in line with metal prices (copper, zinc, tin, aluminum, etc.) and with international prices. Domestic prices peaked in the third quarter, returning to their 2005 levels in the final quarter.

In the 4Q06, CSN’s average prices increased by approximately 3% over the previous quarter, due to the 3% increase in average domestic prices and the 4% increase in export prices.

In comparison with the 4Q05, average domestic prices increased by 2%, while export prices moved up by a much higher 29%, mainly due to the larger volume of high value-added coated products. For the year as a whole, average prices fell back by just 3%.

On the international front, the year was marked by adjustments between global supply and demand and price recoveries through production cuts. CSN’s average 2006 export prices climbed 5.5%, in Reais, over 2005, while domestic prices fell 8.6%, compared to 2005.

The 2007 outlook is positive for both markets. Globally, US steel inventories are falling and both the US and the European countries have already issued formal statements against Chinese imports, which may lead to additional increases in international prices. In Brazil, prices should benefit from a possible acceleration in economic growth, with a parallel reduction in distributors’ stocks, and/or through the influence of international prices.

Domestic and export market outlook remain positive in 2007

5

Net Revenue

The improvement in CSN’s 4Q06 domestic and export prices over the previous quarter offset the reduction in national sales volume, leading to revenue of R$ 2.576 billion. In year-on-year terms, net revenue moved up 7%.

Annual net revenue was R$ 6.4 billion in Brazil and R$ 2.6 billion abroad. Both markets recorded a reduction – 7% and 16%, respectively, due to the volume and price trends described previously (production cut-backs and a focus on the domestic market) associated with the price tendency in place over the last two years.

Other Operating Revenue and Expenses

The major highlight in other operating revenue and expenses was the booking of R$ 730 million (US$ 334 million) for earnings losses due to business interruption in the “Other Revenue” line. The upper indemnity limit of the policy is US$750 million, including the earnings losses and material damages.

In the 4Q06, the Company opted to conservatively reallocate R$ 193 million (approximately US$ 90 million) to material damages out of the provisions of R$ 923 million (US$ 424 million), booked in the previous quarter for lost earnings. The resulting impact on net income, EBITDA and the adjusted EBITDA margin came to R$ 116 million, R$ 175 million and 7%, respectively.

In 2006 and January 2007, CSN received R$ 515 million (US$ 237 million) in advances from the insurers.
When compared to 2005, the impact was reduced by non-recurrent reversals booked in 2005.

Net revenue in 2006 totaled R$ 9 billion

6

EBITDA

Fourth-quarter EBITDA moved up by 8% over the previous three months, from R$ 912 million to R$ 984 million and the EBIDA margin widened by 3 percentage points, fueled by the return to operations of BF-3. It is worth pointing out, however, that the 4Q06 margin of 38% reflects operating costs that were still affected by the accident, especially the higher inventory costs of steel produced in previous months and acquired from third parties. 2006 Annual EBITDA totaled R$3.16 billion and EBITDA margin was 35%.

Adjusted EBITDA totaled R$3.82 billion, accompanied by an EBITDA margin of 42.3%, reflecting management’s success in minimizing the impact of the BF-3 accident and the Company’s return to normal operations.

Net Financial Result

The 4Q06 financial result was a net expense of R$ 255 million, R$ 150 million less than the expense recorded in 4Q05 and R$ 182 million less than the expense booked in the 3Q06.

With the fall in the US dollar x Brazilian Real exchange rate, the net monetary and exchange variation line recorded revenue of R$ 136 million, an improvement of R$ 460 million and R$ 146 million, respectively, over the expenses recorded in the same two prior periods.

The appreciation of the Real against the dollar had a negative impact on the financial revenue line, which recorded a negative R$ 18 million, or a negative variation of R$ 289 million and a positive one of R$ 6 million when compared to the 4Q05 and 3Q06, respectively. The Company’s strategy is to neutralize the impact of variations in the exchange rate on its results through foreign exchange hedge instruments, which are booked in the financial revenue line.

Finally, 4Q06 financial expenses, basically comprising interest on the debt and the restatement of contingent liabilities, totaled R$ 372 million, R$22 million down on the 4Q05 and R$22 million up on the 3Q06.

The Company recorded an annual net financial expense of R$ 920 million, versus an expense of R$ 761 million in 2005. Given the damage to BF-3’s peripheral/auxiliary equipment and its impact on cash flow, the net debt averaged R$ 5.7 billion in 2006, versus R$ 4.5 billion in the previous year. Up to the date of writing, the insurance companies have advanced US$ 237 million.

Adjusted EBITDA of R$3.82 billion with an EBITDA margin of 42.3% reflect the Company’s return to normal operations

7

Net Debt

The financial cost of the debt, in Brazilian Reais, remained at 11% p.a., equivalent to 73% of the CDI CETIP rate, versus 14% p.a. in 2005, also equivalent to 73% of the CDI. The progressive reduction in the basic SELIC interest rate has partially offset the increase in the Company’s net debt.

At the close of 2006, CSN’s net debt totaled R$ 6.7 billion, R$ 1.95 billion above the end-of-2005 figure. Apart from the impact of the BF-3 accident on annual operating cash flow, there were certain additional reasons for the increase, notably the investments of more than R$ 1 billion, dividend payments of R$ 2.1 billion and R$ 0.7 billion disbursed at the end of the year to acquire 34,072,613 shares in the Corus Group (UK), equivalent to 3.8% of the company’s capital, booked under “other investments”. When adjusted to reflect the future sale of these shares at 608 UK pence each, as approved by the Shareholders’ Meeting of March 7, 2007, net debt is reduced by around R$ 0.9 billion, to R$ 5.8 billion.

The net debt/EBITDA ratio stood at 1.7x in 2006, or 1.5x when adjusted for the sale of the stake in Corus. Taking EBITDA in 2005, when the Company was operating normally, as the ratio base, the ratio would be reduced to 1.25x.

At the close of 2006, consolidated gross debt totaled R$ 9.4 billion, or R$ 0.6 billion higher than at the end of December 2005. In May 2006, CSN effected its 4th issue of non-convertible debentures in the amount of R$ 600 million, maturing in February 2012. Subsequently, in November and December, the Company raised a further US$ 700 million: US$ 200 million in ACCs (Advances on Export Contracts), US$ 100 million in pre-payments, US$ 100 million in Import Notes (effected through its subsidiary CSN Steel and maturing in December 2011), and US$ 300 million, through a previous contracted credit line (Revolving Credit Facility).

Also in December of 2006, the Company redeemed R$ 650 million in debentures, R$ 400 million of which from the 2nd. issue and R$ 250 million from the first series of the 3rd.issue. On December 31, 2006, the average maturity of the gross debt was 7.4 years.

CSN’s indebtedness average maturity in Dec. 31, 2006 was 7.4 years

8

Income Taxes

Annual income and social contribution taxes were R$350 million lower than in 2005, primarily due to reduced taxable income, explained by the variations dealt with above. The effective 2006 tax rate was 31%, versus 30% in 2005.

Net Income

Net income totaled R$ 83 million in the 4Q06. As explained above, in the 4Q06, the Company opted to conservatively reallocate R$ 193 million (approximately US$ 90 million) to material damages out of the provisions of R$ 923 million (US$ 424 million) booked in the previous quarter for lost earnings. The resulting impact on CSN’s net income was R$ 116 million.

Annual net income came to R$ 1.168 billion in 2006, with a net margin of 13%. The 42% reduction over 2005 was mainly due to the impact of the BF-3 accident on gross profit, partially offset by the booking of provisions for earnings losses due to business interruption.

Capex

Investments totaled R$380 million in the 4Q06, R$147 million of which went to the Casa de Pedra iron ore mine expansion project, R$24 million to the Sepetiba port expansion project, R$63 million to the MRS railway system (corresponding to CSN’s 33% stake in the company) and R$34 million to industrial maintenance.

Investments in 2006 totaled R$ 1.5 billion, as follows: R$247 million in the Casa de Pedra mine expansion; R$176 million in the Sepetiba port expansion project; R$175 million in MRS; R$ 78 million in Lusosider, in Portugal; R$ 122 million in the subsidiary Prada; and R$ 396 million in general maintenance projects. Most of the remainder went to smaller, but also relevant, projects associated with maintenance and overall improvements in CSN’s operating performance and that of its subsidiaries.

Ore Export Terminal

In February, 2007, CSN completed the first phase of the expansion of its Iron Ore Terminal in the port of Itaguaí, with an initial annual export capacity of 7 million tonnes. The second phase will raise the terminal’s capacity to 30 million tonnes p.a., and the third to 53 million tonnes p.a. Investments are estimated at US$ 360 million, until the conclusion of the works and the installation of the necessary equipment.

CSN invested a total of R$1.5 billion in 2006

9

Working Capital

At the close of 2006, working capital invested totaled R$ 1.9 billion, 7% and 6% higher, respectively, than at the end of September 2006 and December 2005. It is important to note that, due to the profile of coke and coal imports (one-off, large-scale purchases), the raw material inventories, suppliers and advances to supplier lines may show some oscillations, although without any significant change in working capital management. In the periods in question, these accounts, if analyzed jointly, showed no significant variation.

The balance of warehoused materials may also show some oscillations, caused by investments or important maintenance procedures involving major items of equipment, which occur on a one-off, unscheduled basis over time.

The average supplier payment period remained at around 90 days, while client payment periods averaged around 40 days. Accounts receivable at year-end were around R$ 74 million less than in December 2005 due to the different amounts billed in the final months of each year.

Finally, it is worth highlighting the annual difference of almost R$ 166 million in the taxes payable line, which was primarily due to the greater concentration of sales in the domestic market and the consequent increment in the amount paid in local sales taxes.

					In R$ MM

WORKING CAPITAL	Dec/2005	Sep/06	Dec/2006	Chg. 4Q06	Chg. 2006

Assets	3,495	4,062	4,045	(17)	550

Cash	135	159	167	8	32
Accounts Receivable	1,366	1,311	1,292	(19)	(74)
- Domestic Market	879	976	766	(210)	(113)
- Export Market	588	464	635	171	47
- Allowance for Debtful	(101)	(129)	(109)	20	(8)
Inventory	1,907	2,422	2,435	13	528
Advances to Suppliers	87	170	151	(19)	64

Liabilities	1,670	2,267	2,118	(149)	448

Suppliers	1,262	1,599	1,568	(31)	306
Salaries and Social Contribution	85	119	91	(28)	6
Taxes Payable	241	499	407	(92)	166
Advances from Clients	82	50	52	2	(30)

Working Capital	1,825	1,795	1,927	132	102

Average Periods	Dec/2005	Sep/06	Dec/2006	Chg. 4Q06	Chg. 2006

Receivables	40	44	41	3	(1)
Supplier Payment	83	99	94	(5)	11
Inventory Turnover	126	149	146	3	(20)

At the end of 2006, working capital of R$ 1.9 billion was invested in the business

10

Capital Market

CSN’s shares performed well in 2006, appreciating by close to 45%, versus 33% for the Ibovespa index. Even after this upturn, a trend which continued at the beginning of 2007, most steel industry analysts were still maintaining their “Buy” recommendations for the Company’s shares. According to Bloomberg, on March 3 2007 CSN had eleven “Buy” recommendations, three recommendations to “Hold” and just one “Sell”.

The 39% appreciation recorded by CSN’s ADRs on the NYSE was equally significant, particularly when compared to the Dow Jones appreciation of 16%, last year.

Capital Markets - CSNA3 / SID / IBOVESPA

	4Q05	4Q06	2006
N# of shares	272,067,946	272,067,946	272,067,947

Market Capitalization
Closing price (R$/share)	44.58	64.50	64.50
Closing price (US$/share)	21.51	29.94	29.94
Market Capitalization (R$ million)	12,129	17,548	17,548
Market Capitalization (US$ million)	5,182	8,208	8,208

Variation
CSNA3 (%)	(2.8)	4.0	44.7
SID (%)	(7.4)	5.3	39.2
Ibovespa - index	33,455	44,473	44,473
Ibovespa - variation (%)	5.9	22.0	32.9

Volume
Average daily (n# of shares)	879,126	585,453	696,984
Average daily (R$ Thousand)	40,139	38,266	45,214
Average daily (n# of ADR´s)	823,803	792,474	945,564
Average daily (US$ Thousand)	16,376	24,130	28,320

Source: Economática

In 2006, CSN paid out more than R$ 2.0 billion in dividends and interest on equity, higher than any other Brazilian company as measured by dividends per share

11

Dividends and Annual Shareholders’ Meeting

On March 28 2007, the Company’s Board of Directors approved the payment of dividends and interest on equity in the amount of R$ 1,433,262 thousand, to be ratified by the Annual Shareholders’ Meeting scheduled for April 30, 2007. The amount proposed includes those anticipated dividends paid by the Company on June 30. 2006, and August 9. 2006, respectively, as an advance on results for the fiscal year ended December 31, 2006.

Share Buy-back Program

As a result of the buy-back program approved by the Board of Directors, the Company retained 14,654,500 shares in treasury at the close of 2006, which had cost around R$677 million to acquire. On the same date, the market value of these shares was R$954 million. In 2006, the Company spent R$39 million on share repurchases.

IR and Disclosure Procedures

CSN’s disclosure procedures were placed among the five best in Latin America, according to the technical criteria of the 9th edition of the “Investor Relations Global Rankings”, held in February 2007, in which 145 companies from 33 countries took part. The awards were organized by MZ Consult Serviços e Negócios and subject to independent evaluation by a committee comprising representatives of Linklaters, IR Magazine and KPMG International.

Recent Developments

Iron ore growth

The year of 2007 marks CSN’s first entry into the international iron ore market. The Company intends to become the world’s fourth biggest iron ore exporter by 2010. The first step towards this goal was taken on February 25 2007, when the first vessel, the “Santos Success”, set sail from the port of Itaguaí (RJ) carrying 65 thousand tonnes of iron ore purchased from third parties to Bahrein.

CSN aims to access the biggest consuming markets, including Asia, Europe and the Middle East, with its high-grade ore. The second and third phases of CSN’s port expansion are due for completion in November 2007 and 2008, respectively. The new pier and conveyor belt will give added flexibility to the unloading of coal and coke and the loading of iron ore, raising CSN’s iron ore handling capacity at its sea terminal from the current 7 million to 50 million tonnes per year.

Towards globalization

CSN achieved great visibility in 2006 by disputing important assets in Europe and the USA.

The offers for the Anglo-Dutch steelmaker Corus Group and the US-owned Wheeling-Pittsburgh were important steps forward in the Company’s operational globalization process, by means of which it seeks to acquire companies whose activities complement its own and which generate substantial gains in synergy. CSN has been investing in order to play an important role in the consolidation of the global steel industry.

By taking part in the dispute for these major assets, the Company confirmed that it presents the necessary qualifications to become a global player of international standing in the steel sector. It also demonstrated the Company’s capacity to raise large sums of capital in short periods of time.

CSN remains committed to its globalization strategy, pursuing investment opportunities and gains in scale in order to become even more competitive on a global scale.

As part of this process, the Company created its own commercial network in the USA enabling it to sell directly in that local market, without having to rely exclusively upon local traders, while aiming to increase its share of the North American metallic and galvanized sheet segments.

On February 25, CSN undertook its first iron ore shipment from its port terminal in Itaguaí-RJ

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Outlook

Given the possibility of higher economic growth in Brazil, most likely due to higher government investments combined with the continuing reduction in local interest rates, the Company expects growth of around 8% in national flat steel demand, in line with the forecasts of the IBS – Instituto Brasileiro de Siderurgia (the Brazilian Steel Institute). Thus, sales volume may increase significantly over 2006, accompanied by an improved sales mix per market segment.

There are also certain factors that bode well for international prices, including the adjustment of steel inventories in the US; the possible reaction by several countries against excessive Chinese exports; the announcement by the Chinese government of its intention to reduce steel export incentives; and the reduction in European inventories.

We also expect a reversal of the slight decline in international prices evident in the second half of 2006 as a possible consequence of: the maintenance of global economic growth as well as in the international trade in steel products; greater discipline in production and prices resulting from the already-under-way consolidation of the steel sector; plus controlled inflation and relatively low interest rates in various countries, throughout 2007

With particular reference to CSN, the return of production and costs to normal levels and the reduced price of coke purchases should bring the Company’s EBITDA margin back to its historical average of recent years.

Indicator	Guidance 2007
Crude Steel Production (million t)	5.3
Sales Volume (million t)	5.6
% Sales in Domestic Market	65%
Steel prices	Increasing
EBITDA Margin	40% to 45%
Net Debt / EBITDA	0.8

The steel sector outlook for 2007 remains positive.

13

Fourth Quarter 2006 Earnings Conference Call & Webcasts

CSN will host a presentation to discuss its fourth quarter 2006 earnings as follows:

Portuguese Presentation March 30 – Friday 9:00 h – US ET 10:00 h – Brasília Time Dial-in: (55 11) 2101-4848 Code: CSN	English Presentation March 30 – Friday 11:00 h – US ET 12h00min h – Brasília Time Dial-in: (1-973) 935-8893 Code: CSN or 8520600

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$ 11 billion in 2006, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results, the statements under “Outlook”, the expected cost of net debt compared to the CDI in 2005. Actual results, performances or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

14

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	4Q2005	3Q2006	4Q2006	FY2005	FY2006
Gross Revenue	2,842,898	3,211,791	3,231,363	12,283,464	11,265,137
Gross Revenue deductions	(435,351)	(618,883)	(655,051)	(2,245,877)	(2,224,768)
Net Revenues	2,407,547	2,592,908	2,576,312	10,037,587	9,040,369
Domestic Market	1,393,905	1,815,855	1,730,172	6,885,657	6,399,852
Export Market	1,013,642	777,053	846,140	3,151,930	2,640,517
Cost of Good Sold (COGS)	(1,342,773)	(1,679,998)	(1,610,297)	(5,468,263)	(5,988,785)
COGS, excluding depreciation	(1,127,865)	(1,447,788)	(1,384,588)	(4,597,949)	(5,079,471)
Depreciation allocated to COGS	(214,908)	(232,210)	(225,709)	(870,314)	(909,314)
Gross Profit	1,064,774	912,910	966,015	4,569,324	3,051,584
Gross Margin (%)	44.2%	35.2%	37.5%	45.5%	33.8%
Selling Expenses	(155,697)	(142,521)	(121,789)	(567,236)	(465,534)
General and andminstrative expenses	(70,945)	(90,491)	(85,882)	(278,720)	(335,206)
Depreciation allocated to SG&A	(13,709)	(13,123)	(13,083)	(53,781)	(52,079)
Other operation income (expense), net	(48,163)	179,363	(267,808)	28,726	456,208
Operating income before financial equity interests	776,260	846,138	477,453	3,698,313	2,654,973
Net Financial Result	(404,465)	(436,994)	(254,759)	(761,174)	(899,525)
Financial Expenses	(350,545)	(402,344)	(372,249)	(1,357,513)	(1,356,830)
Financial Income	270,308	(24,282)	(18,390)	463,859	(14,402)
Net monetary and forgain exchange variations	(324,228)	(10,368)	135,880	132,480	471,707
Equity interest in subsidiary	(19,978)	(28,204)	(23,945)	(55,170)	(87,509)
Operating Income (loss)	351,817	380,940	198,749	2,881,969	1,667,939
Non-operating income (expenes), Net	(3,197)	1,563	17,665	(7,372)	19,066
Income Before Income and Social Contribution Taxes	348,620	382,503	216,414	2,874,597	1,687,005
(Provision)/Credit for Income Tax	(125,032)	(175,746)	(153,948)	(778,387)	(407,761)
(Provision)/Credit for Social Contribution	(39,743)	(78,997)	(62,845)	(314,521)	(197,159)
Deferred Income Tax	126,749	145,464	45,456	135,581	8,151
Deferred Social Contribution	41,761	61,004	38,337	88,011	77,288

Net Income (Loss)	352,355	334,228	83,415	2,005,282	1,167,525

EBITDA*	1,053,040	912,108	984,053	4,593,682	3,160,158
EBITDA Margin (%)	43.7%	35.2%	38.2%	45.8%	35.0%

Adjusted EBITDA	1,053,040	1,141,794	808,894	4,593,682	3,822,557

Adjusted EBITDA Margin	43.7%	44.0%	31.4%	45.8%	42.3%

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.

15

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	4Q2005	3Q2006	4Q2006	FY2005	FY2006
Gross Revenues	2,117,249	2,598,645	2,471,516	10,147,678	8,743,881
Gross Revenues deductions	(351,022)	(503,733)	(477,786)	(1,973,701)	(1,754,622)
Net Revenus	1,766,227	2,094,912	1,993,730	8,173,977	6,989,259
Domestic Market	1,085,674	1,521,054	1,386,629	6,073,664	5,266,826
Export Market	680,553	573,858	607,101	2,100,313	1,722,433
Cost of Good Sold (COGS)	(1,010,211)	(1,356,242)	(1,264,392)	(4,448,925)	(4,780,880)
COGS, excluding depreciation	(825,692)	(1,160,456)	(1,076,824)	(3,689,690)	(4,006,243)
Depreciation allocated to COGS	(184,519)	(195,786)	(187,568)	(759,235)	(774,637)
Gross Profit	756,016	738,670	729,338	3,725,052	2,208,379
Gross Margin (%)	42.8%	35.3%	36.6%	45.6%	31.6%
Selling Expenses	(70,923)	(78,285)	(42,863)	(260,037)	(244,492)
General and andminstrative expenses	(50,727)	(67,315)	(58,084)	(195,387)	(235,480)
Depreciation allocated to SG&A	(5,864)	(6,061)	(5,915)	(24,118)	(23,836)
Other operation income (expense), net	(43,190)	165,578	(280,008)	17,727	449,940
Operating income before financial equity interests	585,312	752,587	342,468	3,263,237	2,154,511
Net Financial Result	(523,471)	(312,035)	(233,185)	(310,515)	(826,473)
Financial Expenses	(827,355)	(310,968)	(283,786)	(1,486,294)	(1,006,689)
Financial Income	744,655	(61,719)	(113,919)	252,249	(527,706)
Net monetary and forgain exchange variations	(440,771)	60,652	164,520	923,530	707,922
Equity interest in subsidiary	270,422	35,217	20,845	(374,689)	164,383
Operating Income (loss)	332,263	475,769	130,128	2,578,033	1,492,421
Non-operating income (expenes), Net	(2,275)	1,253	16,660	(6,292)	17,887
Income Before Income and Social Contribution Taxes	329,988	477,022	146,788	2,571,741	1,510,308
(Provition)/Credit for Income Tax	(92,821)	(127,444)	(108,276)	(669,228)	(247,418)
(Provition)/Credit for Social Contribution	117,236	(65,488)	(49,994)	(284,633)	(152,813)
Deferred Income Tax	(30,846)	85,281	60,228	163,032	(11,013)
Deferred Social Contribution	38,290	39,268	43,664	97,846	70,302

Net Income (Loss)	361,847	408,639	92,410	1,878,758	1,169,366

EBITDA*	818,885	788,856	815,959	4,028,863	2,503,044
EBITDA Margin (%)	46.4%	37.7%	40.9%	49.3%	35.8%
Adjusted EBITDA	818,885	1,018,542	640,800	4,028,863	3,165,443
Adjusted EBITDA Margin	46.4%	48.6%	32.1%	49.3%	45.3%

Additional Information

Deliberated Dividends and Interest on Equity				2,303,045	1,324,087

Advanced Dividends and Interest on Equity		333,000			748,000

Proposed Dividends and Interest on Equity	1,139,911	41,667	1,301,101	1,324,087	1,433,262

Number of Shares** - thousands	258,182	257,413	257,413	258,182	257,413

Earnings Loss per Share - R$	1.40	1.59	0.36	7.28	4.54

* EBITDA = Gross income excluding selling, general and adminstrative expenses added to depreciation, amortization and exhaustion.
** Excluding shares held in treasury

16

BALANCE SHEET
Corporate Law - thousands of R$

	Consolidated		Parent Company
	12/31/2006	12/31/2005	12/31/2006	12/31/2005
Current Assets	7,927,762	8,164,081	5,008,626	5,545,202
Cash	167,288	135,185	71,389	73,034
Marketable securities	2,455,813	3,709,753	517,474	1,422,761
Trade Accounts Receivable	1,292,291	1,366,047	1,428,866	1,772,853
Inventory	2,435,281	1,907,462	1,649,930	1,396,406
Insurance claims	447,107	38,429	447,107	-
Deffered Income Tax and Social Contribution	429,630	503,139	317,992	439,793
Other	700,352	504,066	575,868	440,355
Non-Current Assets	17,100,539	16,081,776	19,296,714	18,830,567
Long-Term Assets	1,927,316	1,861,190	1,778,635	1,516,617
Investments	957,674	270,745	5,309,209	5,098,885
PP&E	13,948,261	13,638,200	12,031,793	12,020,165
Deferred	267,288	311,641	177,077	194,900

TOTAL ASSETS	25,028,301	24,245,857	24,305,340	24,375,769

Current Liabilities	4,317,780	4,792,540	5,521,473	5,273,803
Loans and Financing	1,080,487	1,464,493	2,163,092	1,641,624
Suppliers	1,568,331	1,261,690	1,404,537	1,149,504
Taxes and Contributions	624,486	452,689	385,694	305,526
Dividends Payable	686,984	1,324,087	686,984	1,324,087
Other	357,492	289,581	881,166	853,062
Non-Current Liabilities	14,586,377	12,980,876	12,557,291	12,566,776
Long-term Liabilities	14,581,085	12,974,795	12,557,291	12,566,776
Loans and Financing	8,344,817	7,334,012	6,316,297	6,873,907
Provisions for contingences	3,742,714	3,090,941	3,664,486	3,049,933
Deferred Income and Social Contributions Taxes	2,023,572	2,162,947	2,003,506	2,162,947
Other	469,982	386,895	573,002	479,989
Future Period Results	5,292	6,081	-	-
Shareholders' Equity	6,124,144	6,472,441	6,226,576	6,535,190
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	-		-
Revaluation Reserve	4,208,550	4,518,054	4,208,550	4,518,054
Earnings Reserve	911,368	911,051	1,013,800	973,800
Treasury Stock	(676,721)	(637,611)	(676,721)	(637,611)

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	25,028,301	24,245,857	24,305,340	24,375,769

17

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	4Q2005	3Q2006	4Q2006	FY2005	FY2006
Cash Flow from Operating Activities	1,892,439	745,166	903,252	4,354,586	2,608,793
Net Income for the period	352,355	334,228	83,415	2,005,282	1,167,525
Net exchange and monetary variations	354,983	19,398	(116,850)	(901,670)	(622,682)
Provision for financial expenses	237,274	237,744	204,705	964,090	864,419
Depreciation, exhaustion and amortization	230,526	245,449	238,677	924,094	961,393
Equity results	19,978	28,205	23,944	55,170	87,509
Deferred income taxes and social contributions	(168,510)	(206,468)	(83,793)	(223,592)	(85,439)
Provisions	10,470	95,818	523,027	(96,383)	(328,129)
Working Capital	855,363	(9,208)	30,127	1,627,595	564,197
Accounts Receivable	107,822	(407,707)	90,160	(251,461)	125,823
Inventory	(4,674)	(151,308)	(22,595)	362,687	(535,991)
Suppliers	240,924	339,188	(17,201)	478,590	336,248
Taxes	820,599	185,904	(134,089)	955,348	136,304
Others	(309,308)	24,715	113,852	82,431	501,813
Cash Flow from Investment Activities	(255,573)	(387,519)	(1,058,956)	(1,016,941)	(2,267,793)
Investments	(260)	(7,206)	(678,894)	(81,690)	(772,520)
Fixed Assets/Deferred	(255,313)	(380,313)	(380,062)	(935,251)	(1,495,273)
Cash Flow from Financing Activities	(2,293,458)	(1,357,572)	(361,088)	(3,167,813)	(1,703,702)
Issuances	93,817	300,330	1,623,009	4,415,629	4,451,976
Amortizations	(1,719,364)	(1,056,587)	(1,745,898)	(3,538,694)	(3,196,062)
Interests Expenses	(373,898)	(268,340)	(238,188)	(911,367)	(850,770)
Dividends/Interest on own capital	(75)	(332,975)	(11)	(2,269,006)	(2,069,736)
Shares in treasury	(293,938)			(864,375)	(39,110)

Free Cash Flow	(656,592)	(999,925)	(516,792)	169,832	(1,362,702)

18

Net Financial Result
Consolidated - Corporate Law - thousands of R$

	4Q2005	3Q2006	4Q2006	FY2005	FY2006
Financial Expenses	(350,545)	(402,344)	(372,249)	(1,357,513)	(1,356,830)
Loans and financing	(231,728)	(215,767)	(204,705)	(957,617)	(864,419)
Local currency	(38,644)	(70,169)	(50,250)	(173,756)	(230,771)
Foreign currency	(193,084)	(145,598)	(154,455)	(783,861)	(633,648)
Taxes	(104,696)	(125,326)	(118,244)	(260,453)	(315,278)
Other financial expenses	(14,121)	(61,251)	(49,300)	(139,443)	(177,133)

Financial Income	270,308	(24,282)	(18,390)	463,859	(14,402)
Income from cash investments	84,314	58,736	51,401	346,473	202,855
Gains/Losses in derivative operations	161,626	(93,300)	(73,104)	(60,017)	(265,454)
Other income	24,368	10,282	3,313	177,403	48,197

Exchange and monetary variations	(324,228)	(10,368)	135,880	132,480	471,707
Net monetary change	(16,446)	(6,530)	(21,984)	(16,288)	(61,844)
Net exchange change	(307,782)	(3,838)	157,864	148,768	533,551

Net Financial Result	(404,465)	(436,994)	(254,759)	(761,174)	(899,525)

Net Financial Result
Parent Company - Corporate Law - thousands of R$

	4Q2005	3Q2006	4Q2006	FY2005	FY2006
Financial Expenses	(271,932)	(310,968)	(283,786)	(930,871)	(1,006,689)
Loans and financing	(105,683)	(62,153)	(54,291)	(400,681)	(242,983)
Local currency	(38,303)	(51,788)	(43,550)	(167,853)	(205,081)
Foreing currency	(67,380)	(10,365)	(10,741)	(232,828)	(37,902)
Transaction with subsidiaries	(61,682)	(121,749)	(107,496)	(278,506)	(434,076)
Taxes	(98,398)	(123,068)	(111,102)	(236,527)	(309,040)
Other financial expenses	(6,169)	(3,998)	(10,897)	(15,157)	(20,590)

Financial Income	189,232	(61,719)	(113,919)	(303,174)	(527,706)
Transaction with subsidiaries		4,697	4,139		15,025
Income from cash investments	42,910	30,613	25,596	147,577	71,490
Gains/Losses in derivative operations	114,620	(104,578)	(138,637)	(555,423)	(634,187)
Other income	31,702	7,549	(5,017)	104,672	19,966

Exchange and monetary variations	(440,771)	60,652	164,520	923,530	707,922
Net monetary change	(11,759)	(3,895)	(20,755)	(13,288)	(53,874)
Net exchange change	(429,012)	64,547	185,275	936,818	761,796

Net Financial Result	(523,471)	(312,035)	(233,185)	(310,515)	(826,473)

19

SALES VOLUME
Consolidated - Thousand t

	4Q2005	3Q2006	4Q2006	FY2005	FY2006

DOMESTIC MARKET	598	794	732	2,875	2,818

Slabs	16	6	22	46	46
Hot Rolled	169	294	269	1,037	1,003
Cold Rolled	87	135	96	399	439
Galvanized	177	200	199	726	736
Tin Plate	150	158	147	667	594

EXPORT MARKET	752	466	463	1,989	1,567

Slabs	81	61	36	86	121
Hot Rolled	255	108	71	630	290
Cold Rolled	87	40	30	231	141
Galvanized	207	198	228	695	759
Tin Plate	123	59	96	347	255

TOTAL MARKET	1,350	1,261	1,193	4,864	4,384

Slabs	96	67	57	131	166
Hot Rolled	424	402	340	1,667	1,292
Cold Rolled	173	176	126	630	581
Galvanized	383	399	427	1,421	1,495
Tin Plate	272	217	243	1,014	850

SALES VOLUME
Parent Company - Thousand t

	4Q2005	3Q2006	4Q2006	FY2005	FY2006

DOMESTIC MARKET	540	800	720	2,939	2,838

Slabs	16	6	21	46	46
Hot Rolled	141	289	267	1,037	981
Cold Rolled	103	153	113	589	531
Galvanized	138	184	168	601	666
Tin Plate	143	167	151	666	614

EXPORT MARKET	652	427	443	1,647	1,302

Slabs	81	118	78	122	196
Hot Rolled	274	125	112	717	386
Cold Rolled	109	35	46	277	143
Galvanized	75	98	126	219	362
Tin Plate	113	49	81	311	215

TOTAL MARKET	1,192	1,226	1,163	4,586	4,140

Slabs	96	125	99	167	242
Hot Rolled	414	414	379	1,755	1,367
Cold Rolled	212	188	159	866	674
Galvanized	213	282	294	820	1,028
Tin Plate	257	217	232	978	829

20

NET REVENUE PER UNIT
Consolidated - In R$/t

	4Q2005	3Q2006	4Q2006	FY2005	FY2006

DOMESTIC MARKET	1,890	1,889	1,937	2,025	1,851

Slabs	664	643	695	745	670
Hot Rolled	1,405	1,361	1,392	1,656	1,349
Cold Rolled	1,670	1,637	1,674	1,944	1,606
Galvanized	2,048	2,179	2,255	2,258	2,121
Tin Plate	2,505	2,771	2,859	2,482	2,640

EXPORT MARKET	1,335	1,662	1,728	1,542	1,627

Slabs	499	1,092	228	520	760
Hot Rolled	10	1,320	1,375	1,096	1,227
Cold Rolled	1,101	1,534	982	1,277	1,380
Galvanized	1,788	1,958	1,987	1,856	1,835
Tin Plate	1,987	1,969	2,177	2,150	2,006

TOTAL MARKET	1,581	1,805	1,856	1,827	1,771

Slabs	526	1,049	401	598	735
Hot Rolled	1,160	1,350	1,388	1,444	1,322
Cold Rolled	1,385	1,613	1,508	1,700	1,551
Galvanized	1,908	2,069	2,111	2,061	1,975
Tin Plate	2,272	2,552	2,590	2,368	2,449

NET REVENUE PER UNIT
Parent Company - In R$/t

	4Q2005	3Q2006	4Q2006	FY2005	FY2006

DOMESTIC MARKET	1,816	1,772	1,785	1,916	1,722

Slabs	664	643	695	745	670
Hot Rolled	1,399	2,138	2,246	1,579	2,035
Cold Rolled	1,517	1,554	1,538	1,743	1,474
Galvanized	2,016	2,138	2,246	2,240	2,035
Tin Plate	2,373	2,356	2,355	2,382	2,328

EXPORT MARKET	1,043	1,341	1,346	1,262	1,308

Slabs	678	1,046	529	877	840
Hot Rolled	822	1,213	1,134	979	1,080
Cold Rolled	1,072	1,315	1,219	1,197	1,205
Galvanized	1,377	1,669	1,825	1,591	1,626
Tin Plate	1,586	1,740	1,755	1,893	1,677

TOTAL MARKET	1,393	1,622	1,618	1,681	1,592

Slabs	676	1,026	564	841	808
Hot Rolled	1,018	1,303	1,296	1,334	1,248
Cold Rolled	1,289	1,509	1,446	1,569	1,417
Galvanized	1,790	1,974	2,066	2,067	1,891
Tin Plate	2,025	2,216	2,145	2,227	2,159

Dollar exchange rate
R$ / US$

	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06
End of Period	2.666	2.350	2.222	2.341	2.172	2.164	2.174	2.138
% change	0.4%	-11.8%	-5.5%	5.3%	-7.2%	-0.4%	0.5%	-1.7%

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.